UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Coeur d’Alene Mines Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
1.25% Convertible Senior Notes due 2024
(Title of Class of Securities)

192108 AQ1
(CUSIP Number of Class of Securities)

Kelli Kast
General Counsel
Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, Idaho 83816
(208) 667-3511

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
Steven R. Finley
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
(212) 351-4000
CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$1,859,000	$132.55

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 1.25% Convertible Senior Notes due 2024 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of December 7, 2010, there was $1,859,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $1,859,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $132.55 Form or Registration No.: Schedule TO-I (File No. 005-33449) Filing Party: Coeur d’Alene Mines Corporation Date Filed: December 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-33449) filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010 by Coeur d’Alene Mines Corporation, an Idaho corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Original Schedule TO” and, as amended and supplemented by this Amendment No. 1, the “Schedule TO”), with respect to the right of each holder of the Company’s outstanding 1.25% Convertible Senior Notes due 2024 (the “Securities”) to sell and the obligation of the Company to purchase the Securities pursuant to the Indenture, dated as of January 13, 2004, between the Company and the Bank of New York Mellon, as trustee, as described in the Company’s Put Right Purchase Offer to Holders of 1.25% Convertible Senior Notes due 2024, dated December 10, 2010 (the “Put Right Purchase Offer”), which is attached as an exhibit to the Original Schedule TO.
Items 1 through 9.
     The Original Schedule TO and the Put Right Purchase Offer are each hereby amended and supplemented by adding the following to the Put Right Purchase Offer:
     “The right of each holder of Securities to sell Securities to the Company as described in the Put Right Purchase Offer expired at 5:00 p.m., New York City time, on January 14, 2011 (the “Expiration Date”). Based on final information provided to the Company by The Bank of New York Mellon, the trustee and paying agent, $945,000 in aggregate principal amount of the Securities was validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on January 14, 2011. Accordingly, $945,000 in aggregate principal amount of the Securities will be purchased by the Company pursuant to the Put Right Purchase Offer. As of the Expiration Date, approximately $1,859,000 in aggregate principal amount of the Securities was outstanding.
     As previously announced, the Company has elected to redeem all of the then outstanding Securities on January 21, 2011 (the “Redemption Date”) at a redemption price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, January 21, 2011, as further described in the Put Right Purchase Offer. As further described in the Put Right Purchase Offer, pursuant to the terms of and subject to the conditions set forth in the indenture governing the Securities, holders of Securities may surrender their Securities for conversion at any time prior to 5:00 p.m. on January 19, 2011.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COEUR D’ALENE MINES CORPORATION
Date: January 18, 2011	By:	/s/ Mitchell J. Krebs
		Name:	Mitchell J. Krebs
		Title:	Senior Vice President and Chief Financial Officer

3